UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579202

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579202	SCHEDULE 13D/A	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Alison A. Rankin Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 629579202	SCHEDULE 13D/A	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Chloe O. Rankin Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 629579202	SCHEDULE 13D/A	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2012 Corbin K. Rankin Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 629579202	SCHEDULE 13D/A	Page 5 of 8

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associations IV, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D filed by the Reporting Persons on March 8, 2005 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2006, as amended by Amendment No. 2 filed on February 13, 2009, as amended by Amendment No. 3 filed on February 16, 2010, as amended by Amendment No. 4 filed on February 14, 2012, as amended by Amendment No. 5 filed on February 14, 2013, as amended by Amendment No. 6 filed on February 14, 2014, as amended by Amendment No. 7 filed on February 13, 2015, as amended by Amendment No. 8 filed on February 14, 2017 and as amended by Amendment No. 9 filed on February 13, 2018 (collectively, the “Filings”). This Amendment No. 10 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2.	Identity and Background.

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale Materials Handling, Inc., a Delaware corporation, at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non-Executive Chairman of the Issuer, at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The following new Reporting Persons shall be added:

2012 Alison A. Rankin Trust. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

2012 Chloe O. Rankin Trust. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

2012 Corbin K. Rankin Trust. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

Item 5.	Interest in Securities of the Issuer.

The following new Reporting Persons shall be added:

2012 Corbin K. Rankin Trust. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Chloe O. Rankin Trust. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

2012 Alison A. Rankin Trust. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective February 12, 2021, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Second Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 17 and is incorporated herein in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

CUSIP No. 629579202	SCHEDULE 13D/A	Page 6 of 8

Exhibit 17	Second Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 12, 2021, by and between the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 60 to the Participating Stockholders’ Schedule 13D/A, filed by the Participating Stockholders on February 12, 2021, Commission File Number 005-38001)

Exhibit 18	Joint Filing Agreement

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 629579202	SCHEDULE 13D/A	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

Name:	Rankin Associates IV, L.P.

By: Main Trust of Alfred M. Rankin, Jr., created under the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself and as:

CUSIP No. 629579202	SCHEDULE 13D/A	Page 8 of 8

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara R. Williams*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*
Attorney-in-Fact for 2012 Chloe O. Rankin Trust *
Attorney-in-Fact for 2012 Corbin K. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 of the Initial Filing.